December 21, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mail Stop 4561

Washington, D.C. 20549

Attention: Jan Woo, Senior Attorney, Office of Information Technologies and Services

Re:	The KeyW Holding Corporation (the “Registrant”)

Registration Statement on Form S-3

File No. 333-215115 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, the Registrant hereby requests that the effective date of the Registration Statement be accelerated so that the Registration Statement shall become effective at 9:00 a.m. on December 22, 2016, or as soon thereafter as practicable.

Very truly yours,

THE KEYW HOLDING CORPORATION

/s/ Michael J. Alber
Michael J. Alber
Executive Vice President and
Chief Financial Officer